Morgan, Lewis & Bockius

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+86.21.8022.8568

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mathew.lewis@morganlewis.com

June 5, 2024

Confidential

Ms. Christine Torney

Ms. Angela Connell

Mr. Alan Campbell

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on May 16, 2024 File No. 333-277731

Dear Ms. Torney, Ms. Connell, Mr. Campbell, Ms. Gama:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated May 24, 2024 on the Company’s Registration Statement filed on May 16, 2024.

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Underwriting

Lock-up Agreements, page 162

1.	Please revise to specify the exceptions to the lock-up agreements.

In response to the Staff’s comment, the Company has revised pages 162 and 163 of the primary prospectus.

General

2.	Please revise the cover pages of both the primary and resale prospectuses to clearly state, if true, that the selling shareholders may not commence their resale of shares until after the IPO closes. Please also revise to clarify, if true, that neither the primary offering nor the resale offering will proceed if your ordinary shares are not approved for listing on Nasdaq.

In response to the Staff’s comment, the Company has revised the cover pages of both the primary and resale prospectuses.

3.	We refer to your explanatory note regarding the two prospectuses for the primary and secondary offering as well as your registration statement cover page which appears to indicate that the resale offering will be made pursuant to Rule 415. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09. In your response, please tell us whether either of the selling shareholders have business or familial relationships with employees or affiliates of your company.

In response to the Staff’s comment, the Company respectfully submits that, in respect of the basis for determining that the proposed secondary offering meets the criteria under Rule 415(a)(1)(i), the Company has considered the six factors under the guidance of Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations promulgated by the Commission, which will be discussed below following a brief explanation of the relevant background information.

Background

As part of its internal reorganization for the purposes of the listing, the Company was incorporated in the Cayman Islands on September 22, 2023. Upon its incorporation, the Company had an authorized share capital of US$50,000 divided into 50,000,000 shares of nominal or par value of US$0.001 each, comprising (i) 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each, and (ii) 25,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each. In connection with its internal reorganization, the Company issued and allotted one Class A Ordinary Share to Harneys Fiduciary (Cayman) Limited for a consideration at par value of US$0.001 on September 22, 2023. On September 22, 2023, Harneys Fiduciary (Cayman) Limited transferred one Class A Ordinary Share to Cuprina Holding Pte. Ltd.

Cuprina Holdings (BVI) Limited was then incorporated in the BVI on October 3, 2023. The Company’s internal reorganization involved the subscription by Cuprina Holding Pte. Ltd. of certain shares in Cuprina Holdings (BVI) Limited in consideration of the transfer of 100% equity interest in Cuprina Pte. Ltd. to Cuprina Holdings (BVI) Limited, and the subsequent subscription by all the then shareholders of Cuprina Holdings (BVI) Limited of certain shares in Cuprina Holdings (Cayman) Limited in consideration of the transfer of 100% equity interest in Cuprina Holdings (BVI) Limited to Cuprina Holdings (Cayman) Limited. To this effect, on January 17, 2024, the one issued Class A Ordinary Share held by Cuprina Holding Pte. Ltd. was redesignated as one Class B Ordinary Share and the Company issued and allotted 14,084,999 Class B Ordinary Shares to Cuprina Holding Pte. Ltd. and 3,915,000 Class A Ordinary Shares to several parties, including Ms. Dorea Quek En Qi and Mr. Bryan Teo Ying Jie, collectively, the Resale Shareholders, each a Resale Shareholder, in consideration for the transfer of their total shareholding in Cuprina Holdings (BVI) Limited to the Company. Upon completion of such subscription of shares in the Company, the Company became the ultimate holding company of its operating subsidiaries.

Factor 1: How Long the Resale Shareholders Have Held the Shares

The Class A Ordinary Shares proposed to be registered for sale under the Registration Statements and sold in a secondary offering, or the Secondary Offering Shares, have been held by the Resale Shareholders since January 17, 2024, and the Resale Shareholders have been exposed to the full economic and market risks of their investment in these shares since then. From the date of their subscription to the date of this response, the Resale Shareholders have not sold or otherwise disposed of any of the Class A Ordinary Shares they hold. The holding period for the Class A Ordinary Shares demonstrates that the Resale Shareholders acquired the shares for investment, and were not planning to act as a conduit for the Company or otherwise selling the Secondary Offering Shares on behalf of the Company.

Factor 2: The Circumstances Under Which the Resale Shareholders Received Their Shares

The Secondary Offering Shares were issued in private placements exempt from or not subject to the registration requirements of the Securities Act. The Secondary Offering Shares were issued and allotted to the Resale Shareholders as a part of the Company’s internal reorganization. Pursuant to the relevant subscription agreements entered between each of the Resale Shareholders, Cuprina Holdings (BVI) Limited and Cuprina Holding Pte. Ltd. in January 2024, each Resale Shareholder agreed to make certain payments to Cuprina Holdings (BVI) Limited and Cuprina Holding Pte. Ltd. The payments constituted consideration for the subscription of shares in Cuprina Holdings (BVI) Limited, which would then be the holding company of Cuprina Pte. Ltd., the principal operating subsidiary of the Group. Such payments were not contingent upon the completion of the Company’s initial public offering. The relevant subscription agreements were negotiated between the parties on an arm’s length basis.

As set forth in the Registration Statement, the Company will not receive any proceeds from the resale of Secondary Offering Shares by the Resale Shareholders. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, each of the Resale Shareholders has confirmed that he/she was acquiring the Secondary Offering Shares for his/her own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and he/she had no agreement or understanding, directly or indirectly, with any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any governmental entity or any department or agency thereof to distribute any of the Secondary Offering Shares in violation of applicable securities laws.

Accordingly, the circumstances under which the Resale Shareholders acquired the Secondary Offering Shares indicated that the Resale Shareholders who purchased the shares for their own investment purposes, instead of acting as a conduit of the Company to raise capital through share issuance.

Factor 3: The Resale Shareholders’ Relationships to the Company

Mr. Bryan Teo Ying Jie is one of the Company’s employees and the son of one of the Company’s directors and principal shareholders, Mr. Teo Peng Kwang. Ms. Dorea Quek En Qi is one of the Company’s employees and the sister of the Chief Executive Officer and one of the directors and principal shareholders of the Company, Mr. David Quek Yong Qi. Despite the familial relationship as mentioned above, neither David Quek Yong Qi nor Mr. Teo Peng Kwang has or shares, directly or indirectly, voting and/or dispositive power over the Class A Ordinary Shares held by Ms. Dorea Quek En Qi and Mr. Bryan Teo Ying Jie, respectively. The Company does not have an underwriting relationship with the Resale Shareholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the Secondary Offering Shares following the effectiveness of the Registration Statement or even whether any the Secondary Offering Shares are resold at all under the Registration Statement.

The foregoing circumstances are distinct from and not characteristic of those involving a primary offering by or on behalf of the Company.

Factor 4: The Amount of Shares Involved

The number of Class A Ordinary Shares issued and outstanding immediately prior to and after the initial public offering are currently expected to be 3,915,000 and 6,415,000 (assuming the over-allotment option is not exercised), respectively. The Company seeks to register 1,500,000 Class A Ordinary Shares on behalf of the Resale Shareholders under the Registration Statement, which represents, respectively:

-	approximately 38.3% of the total number of Class A Ordinary Shares of the Company issued and outstanding immediately prior to the initial public offering; and

-	approximately 23.4% of the total number of Class A Ordinary Shares of the Company issued and outstanding immediately after the initial public offering.

In comparison, 2,500,000 Class A Ordinary Shares are to be offered in the Company’s primary offering, representing approximately 39.0% of the total number of Class A Ordinary Shares of the Company issued and outstanding immediately after the initial public offering. As the amount of Secondary Offering Shares is expected to be equivalent to 60% of the number of shares to be offered in the Company’s primary offering, the Company believes that the amount of Secondary Offering Shares is not of a magnitude which would suggest that the Resale Shareholders are actually acting as an underwriter selling on behalf of the Company.

Irrespective of the percentage of the Company’s public float that is being registered for resale, the Company believes that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Registration Statement contemplates the resale of securities acquired from the Company by investors who assumed the market risk of their investment, as opposed to being as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public and therefore the offering is a valid secondary resale.

Factor 5: Whether the Resale Shareholders are in the Business of Underwriting Securities

The Company understands that neither Resale Shareholders have been in the business of underwriting securities and have never been a registered broker-dealer. Each of Ms. Dorea Quek En Qi and Mr. Bryan Teo Ying Jie confirmed to the Company that he/she acquired the Company’s Class A Ordinary Shares for his/her own account for investment purposes and not with a view towards distribution, and has no arrangement with any person to participate in the distribution of such securities.

In addition, as far as the Company is aware, none of the Resale Shareholders have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the Secondary Offering Shares. Resale Shareholders are subject to general market risks of trading securities once the Company’s initial public offering is completed.

Factor 6: Whether Under All the Circumstances it Appears that the Resale Shareholders are Acting as a Conduit for the Company

In addition to the circumstances and analysis set out above, the Company further submits that (i) the Company has not entered into any underwriting relationships or arrangements with either of the Resale Shareholders; (ii) the Company has not and will not pay any commission or other payment to either of the Resale Shareholders; (iii) the Company will not receive any proceeds from the proposed secondary offering by the Resale Shareholders; and (iv) the Company is not involved in and is not aware of any special selling efforts or selling methods (such as investor presentations or road shows) to be carried out by or on behalf of the Resale Shareholders in relation to the proposed secondary offering. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Accordingly, the Company respectfully submits that based on the totality of facts and circumstances, the proposed secondary offering is a genuine secondary offering eligible to be made under Rule 415(a)(1)(i) and that the Resale Shareholders are not selling securities on behalf of the Company.

4.	We note your disclosure on your resale prospectus cover page and page ALT-2 that your selling shareholders may sell their securities through one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Please confirm your understanding that the retention by a selling shareholder of a dealer or underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Please also revise Item 9 to provide the undertakings required by Item 512(a) of Regulation S-K.

The Company respectfully submits that it understands that the retention by a selling shareholder of a dealer or underwriter would constitute a material change to the Company’s plan of distribution requiring a post-effective amendment. In addition, in response to the Staff’s comment, the Company has revised page II-2 of the Registration Statement.

5.	Please revise the cover page of the resale prospectus so that it does not assume the prior consummation of your primary initial public offering and listing of your Class A ordinary shares on Nasdaq.

In response to the Staff’s comment, the Company has revised the cover pages of the resale prospectuses.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86.21.8022.8568 or via email at mathew.lewis@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP